November 10, 2009

Mail Stop 3561

via U.S. mail and facsimile

Mark Nicholas, President
Kids Germ Defense Corp.
6279 Buckingham Street
Sarasota, FL 34238

> **RE:** **Kids Germ Defense Corp.**
> **Supplemental correspondence responding to October 27, 2009**
> **comments on Form S-1, Amendment 3**
> **File No. 333-158721**

Dear Mr. Nicholas:

We have the following comments on your supplemental correspondence dated October 29, 2009 responding to October 27, 2009 comments on Form S-1, amendment 3. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Use of Proceeds, page 16

1. We note your response to comment 2 and the changes you have made to the Use of Proceeds section. As previously noted, the company may reserve the right to change the use of proceeds only if the contingencies are specifically discussed and the alternative uses are indicated. Please revise your disclosure as appropriate.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Mark Nicholas, President
     Facsimile: (941) 966-0166